Exhibit 99.1

Tarena International, Inc. Announces Unaudited First Half Fiscal Year 2020 Results

BEIJING, August 12, 2020 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education and K-12 education services in China, today announced its unaudited financial results for the six months ended June 30, 2020.

First Half Fiscal Year 2020 Highlights

•	Net revenues decreased by 29.0% year-over-year to RMB626.8 million (US$89.2 million), from RMB882.6 million in the same period in 2019.

•	Gross profit decreased by 60.9% year-over-year to RMB122.3 million (US$17.4 million), from RMB312.8 million in the same period in 2019.

•	Operating loss was RMB664.7 million (US$94.6 million), compared to an operating loss of RMB646.9 million in the same period in 2019.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB643.4 million (US$91.6 million), compared to non-GAAP operating loss of RMB622.2 million in the same period in 2019.

•	Net loss was RMB612.6 million (US$87.2 million), compared to a net loss of RMB625.1 million in the same period in 2019.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB591.3 million (US$84.2 million), compared to a non-GAAP net loss of RMB600.4 million in the same period in 2019.

•	Basic and diluted loss per American Depositary Share ("ADS") was RMB11.29 (US$1.6).

•	Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB414.9 million (US$58.6 million) as of June 30, 2020, compared to RMB621.2 million as of December 31, 2019.

•	Deferred revenue totaled RMB1,988.0 million (US$280.8 million) as of June 30, 2020, compared to RMB1,586.0 million as of December 31, 2019, representing an increase of 25.3%.

•	Total student enrollments in adult education business, defined as the total number of courses enrolled in by students during that period, including multiple courses enrolled in by the same student, in the first half of 2020 decreased by 18.0% year-over-year to 51,600.

•	Total number of learning centers in adult education decreased to 108 as of June 30, 2020, from 130 as of December 31, 2019.

•	Total student enrollments in K-12 education programs, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the first half of 2020 reached 105,500, increased by 80.7% compared to the first half of 2019, when the K-12 student enrollment was at 58,400.

•	Total number of learning centers in K-12 education increased to 232 as of June 30, 2020, from 217 as of December 31, 2019.

“Due to the COVID-19 pandemic, total net revenue decreased by 29.0% from RMB882.6 million for the first half of 2019 to RMB626.8 million (US$89.2 million) for the first half of 2020. To cope with the challenges arising from the pandemic, we have adopted more stringent cost control policies and procedures. Since the second half of last year, we have focused on improving the operational efficiency of our adult education learning centers. We have gradually closed down or combined under-performing learning centers. As a result of the adjustments, although student enrollment of adult education dropped by 18.0% from 62,900 for the first half of 2019 to 51,600 for the first half of 2020, student enrollment per learning center increased by 7.9% from 443 for the first half of 2019 to 478 for the first half of 2020. Since February 2020, we have successfully transferred more than 90% of our adult education students to online lessons, where we use the “study at home plus dual teachers real-time broadcasting” teaching mode. During the period from February to May this year, all of our K-12 education learning centers were temporarily closed. We have worked to transfer K-12 students from offline classes to online lessons, and successfully transferred more than 60% of them. In the first half of 2020, our K-12 education student enrollment number reached 105,500 while in the first half of 2019, we reached a total K-12 student number of 58,400.” remarked Mr. Yongji Sun, the CEO of Tarena.

“For the rest of 2020, we will continue to focus on improving our learning centers’ operational efficiency, increasing per capita productivity and implementing effective cost and expenses controls. We do not plan to open new learning center in the second half of this year. Returning to profitability is our goal. We believe COVID-19 can be properly controlled and contained in China. Since June 2020, approximately 90% of our learning centers have been re-opened and resumed normal business. With that, we expect that our business performance will gradually improve.” concluded Mr. Sun.

“Our cash and cash equivalents and time deposits, including current and non-current, decreased by 33.2%, from RMB621.2 million as of December 31, 2019 to RMB414.9 million (US$58.6 million) as of June 30, 2020. The decrease in cash and cash equivalents and time deposits, including current and non-current, was mainly due to net cash used in operating activities which mainly composed of net loss of RMB612.6 million incurred in the first half of 2020, and was partially offset by the increase in total deferred revenue of RMB402.0 million.” said Kelvin Lau, the CFO of Tarena.

First Half Fiscal Year 2020 Results

Net Revenues

Net revenues decreased by 29.0% to RMB626.8 million (US$89.2 million) in the first half of 2020, from RMB882.6 million in the same period in 2019. The decrease was primarily due to the reduction of class consumption for both adults and K-12 businesses during the COVID-19 pandemic.

Cost of Revenues

Cost of revenues decreased by 11.5% to RMB504.5 million (US$71.8 million) in the first half of 2020, from RMB569.9 million in the same period in 2019. The decrease was mainly due to the reduction of cooperation with tutoring service providers as most students transferred to online studying during the COVID-19 pandemic. Furthermore, during the COVID-19 pandemic, the utility and office fees declined as our employees worked from home, and the social security fees were exempted due to the preferential policies enacted by the government.

Gross Profit and Gross Margin

Gross profit decreased by 60.9% to RMB122.3 million (US$17.4 million) in the first half of 2020, from RMB312.8 million in the same period in 2019. Gross margin, which is equal to gross profit divided by net revenues, was 19.5% in the first half of 2020, compared with 35.4% in the same period in 2019. The decline in gross margin was primarily due to the decreased portion of total revenues contributed by our adult education business, which have a higher gross margin than our K-12 education business.

Operating Expenses

Total operating expenses decreased by 18.0% to RMB787.0 million (US$112.0 million) in the first half of 2020, from RMB959.7 million in the same period in 2019. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 18.1% to RMB765.9 million (US$109.0 million) in the first half of 2020, from RMB935.4 million in the same period in 2019. Total share-based compensation expenses allocated to the related operating expenses decreased by 13.2% to RMB21.1 million (US$3.0 million) in the first half of 2020, from RMB24.3 million in the same period in 2019.

Selling and marketing expenses decreased by 23.0% to RMB443.8 million (US$63.2 million) in the first half of 2020, from RMB576.0 million in the same period in 2019. The decline was mainly due to a decrease in marketing activities and promotional spending. In addition, we also saw a decrease in personnel-related expenses resulting from lower headcount. Social security fees were exempted thanks to the preferential policies enacted by the government.

General and administrative expenses decreased by 0.8% to RMB292.2 million (US$41.6 million) in the first half of 2020, from RMB294.7 million in the same period in 2019. The decline was mainly due to a decrease in personnel-related expenses resulting from lower headcounts.

Research and development expenses decreased by 42.7% to RMB51.0 million (US$7.3 million) in the first half of 2020, from RMB89.0 million in the same period in 2019. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount.

Operating Loss

Operating loss was RMB664.7 million (US$94.6 million) for the first half of 2020, compared to operating loss of RMB646.9 million in the same period in 2019. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB643.4 million (US$91.6 million), compared to non-GAAP operating loss of RMB622.2 million in the same period in 2019.

Interest Income (expense)

Interest expense was RMB2.1 million (US$0.3 million) in the first half of 2020, compared to interest income of RMB9.4 million in the same period in 2019. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income in the first half of 2020 was primarily due to the decrease in the interest income on time deposits and tuition revenues from the installment payment plan for students. Furthermore, the interest expense increased due to the increase in short-term bank loan.

Other Income

Other income was RMB0.3 million (US$0.04 million) in the first half of 2020, compared to RMB0.5 million loss in the same period in 2019. The income was mostly from government grant.

Foreign Exchange Gain

Foreign exchange gain was RMB1.6 million (US$0.2 million) in the first half of 2020, compared to RMB1.1 million foreign exchange gain in the same period in 2019. The gain was mainly attributable to the depreciation of China’s RMB against the U.S. Dollar.

Income Tax Expense

The Company recorded an income tax benefit of RMB52.2 million (US$7.4 million) in the first half of 2020, compared to RMB11.7 million in income tax benefit in the same period in 2019.

Net Loss

As a result of the foregoing, net loss was RMB612.6 million (US$87.2 million) in the first half of 2020, compared to net loss of RMB625.1 million in the same period in 2019. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB591.3 million (US$84.2 million), compared to a non-GAAP net loss of RMB600.4 million in the same period in 2019.

Basic and Diluted Loss per ADS

Loss per ADS were RMB11.29 (US$1.6) in the first half of 2020. Non-GAAP loss per ADS, which excluded share-based compensation expenses, were RMB10.89 (US$1.6).

Cash Flow

Net cash outflow from operating activities for the first half of 2020 was RMB183.6 million (US$26.1 million). Capital expenditures for the first half of 2020 were RMB43.8 million (US$6.2 million).

Business Outlook

Based on the Company's current estimates, total net revenues for the third quarter of 2020 are expected to be in the range of RMB570 million and RMB600 million, after taking into consideration the likely continued impact of COVID-19.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China and elsewhere in the world, which are subject to change.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 8:00 AM on August 12, 2020, U.S. Eastern Time (8:00 PM on August 12, 2020, Beijing Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: https://apac.directeventreg.com/registration/event/8448098. It will automatically direct you to the registration page of "First Half 2020 Tarena International Inc Earnings Conference Call" where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter "8448098".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

A replay of the conference call may be accessed by phone at the following number until August 20, 2020, 09:59 ET:

United States: +1 855 452 5696

INTERNATIONAL: +61 2 8199 0299

Conference ID: 8448098

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers K-12 education programs, including computer coding and robotics programming courses, etc, targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email:   ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31,	June 30,	June 30,
	2019	2020	2020
	Audited	Unaudited	Unaudited
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	537,701	395,685	55,892
Time deposits	83,081	6,000	848
Restricted cash	-	13,145	1,857
Accounts receivable, net of allowance for doubtful accounts	31,442	21,560	3,045
Amounts due from related parties	16,492	275	39
Prepaid expenses and other current assets	132,539	150,878	21,312
Total current assets	801,255	587,543	82,993
Time deposits-non current	406	116	16
Accounts receivable, net of allowance for doubtful accounts-non current	724	271	38
Property and equipment, net	576,633	508,048	71,763
Intangible assets, net	17,669	15,662	2,212
Goodwill	52,782	52,782	7,456
Right-of-use assets	773,472	719,387	101,616
Long-term investments, net	67,773	67,042	9,470
Deferred income tax assets	99,789	152,701	21,569
Other non-current assets	121,517	115,934	16,376
Total assets	2,512,020	2,219,486	313,509

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank loans	89,162	99,872	14,107
Accounts payable	16,563	9,768	1,380
Amounts due to related parties	239	111	16
Operating lease liabilities-current	241,710	195,317	27,589
Income taxes payable	69,671	70,104	9,902
Deferred revenue-current	1,554,431	1,951,331	275,631
Accrued expenses and other current liabilities	397,558	295,045	41,676
Total current liabilities	2,369,334	2,621,548	370,301
Deferred revenue-non current	31,539	36,636	5,175
Operating lease liabilities-non current	508,810	551,699	77,929
Other non-current liabilities	5,401	5,243	741
Total liabilities	2,915,084	3,215,126	454,146

Commitments and contingencies	-	-	-

Shareholders’ equity:
Class A ordinary shares	337	339	48
Class B ordinary shares	74	75	10
Treasury stock	(457,169)	(459,815)	(64,950)
Additional paid-in capital	1,284,573	1,307,047	184,624
Accumulated other comprehensive income	51,386	51,585	7,287
Accumulated deficit	(1,279,248)	(1,888,706)	(266,785)
Total deficit attributable to the shareholders of Tarena International, Inc.	(400,047)	(989,475)	(139,766)
Non-controlling interest	(3,017)	(6,165)	(871)
Total liabilities and equity	2,512,020	2,219,486	313,509

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except share data and per share data)

	For the Six Months Ended June 30
	2019	2020	2020
	RMB	RMB	USD

Net revenues	882,613	626,826	89,205
Cost of revenues(a)	(569,851)	(504,526)	(71,800)
Gross profit	312,762	122,300	17,405
Selling and marketing expenses(a)	(576,038)	(443,784)	(63,156)
General and administrative expenses(a)	(294,670)	(292,224)	(41,587)
Research and development expenses(a)	(88,952)	(50,963)	(7,253)
Operating loss	(646,898)	(664,671)	(94,591)
Interest income (loss)	9,427	(2,063)	(294)
Other income (loss)	(483)	307	44
Foreign currency exchange gains	1,106	1,649	235
Loss before income taxes	(636,848)	(664,778)	(94,606)
Income tax benefit	11,737	52,172	7,425
Net loss	(625,111)	(612,606)	(87,181)
Less: Net loss attributable to non-controlling interests	(1,056)	(3,148)	(448)
Net loss attributable to Class A and Class B ordinary shareholders	(624,055)	(609,458)	(86,733)

Net loss per Class A and Class B ordinary share:
Basic and diluted	(11.36)	(11.29)	(1.61)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	54,929,910	54,004,236	54,004,236

Net loss	(625,111)	(612,606)	(87,181)
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	8,273	199	28
Comprehensive loss	(616,838)	(612,407)	(87,153)

Notes:

(a)	Includes share-based compensation expenses as follows:
	For the Six Months Ended June 30,
	2019	2020	2020
	RMB	RMB	USD

Cost of revenues	454	242	34
Selling and marketing expenses	1,980	1,038	148
General and administrative expenses	16,616	13,718	1,952
Research and development expenses	5,692	6,298	896

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Six Months Ended June 30,
	2019 (Unaudited)	2020 (Unaudited)	2020 (Unaudited)
	RMB	RMB	USD

GAAP Cost of revenues	569,851	504,526	71,800
Share-based compensation expense in cost of revenues	454	242	34
Non-GAAP Cost of revenues	569,397	504,284	71,766

GAAP Selling and marketing expenses	576,038	443,784	63,156
Share-based compensation expense in selling and marketing expenses	1,980	1,038	148
Non-GAAP Selling and marketing expenses	574,058	442,746	63,008

GAAP General and administrative expenses	294,670	292,224	41,587
Share-based compensation expense in general and administrative expenses	16,616	13,718	1,952
Non-GAAP General and administrative expenses	278,054	278,506	39,635

GAAP Research and development expenses	88,952	50,963	7,253
Share-based compensation expense in research and development expenses	5,692	6,298	896
Non-GAAP Research and development expenses	83,260	44,665	6,357

Operating loss	(646,898)	(664,671)	(94,591)
Share-based compensation expenses	24,742	21,296	3,030
Non-GAAP Operating loss	(622,156)	(643,375)	(91,561)

Net loss	(625,111)	(612,606)	(87,181)
Share-based compensation expenses	24,742	21,296	3,030
Non-GAAP Net loss	(600,369)	(591,310)	(84,151)
Less: Net loss attributable to non-controlling interests	(1,056)	(3,148)	(448)
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(599,313)	(588,162)	(83,703)
Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	(10.91)	(10.89)	(1.55)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	54,929,910	54,004,236	54,004,236

Notes:

(a) The Non-GAAP net loss per share is computed using Non-GAAP net loss attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net loss per share calculation.

(b) There was no tax impact of share-based compensation expenses and loss on foreign currency forward contract for the first half of 2020 and 2019.